PROCOPIO 12544 High Bluff Drive Suite 400 San Diego, CA 92130 T. 858.720.6300 F. 619.235.0398

DEL MAR HEIGHTS LAS VEGAS ORANGE COUNTY PHOENIX SAN DIEGO SILICON VALLEY WASHINGTON DC

February 29, 2024

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention:	Nicholas Nalbantian

Dietrich King

Re:	Collective Audience, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Filed on February 20, 2024

File No. 333-276512

Gentlemen:

On behalf of our client, Collective Audience, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 28, 2024, relating to the Company’s Amendment No. 1 to the Registration Statement on Form S-1 filed via EDGAR on February 20, 2024 (“Registration Statement”). We are concurrently filing via EDGAR this letter and the Company’s Amendment No. 2 to Registration Statement on Form S-1 (“Amendment No. 2”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and comments of the Staff below (which are references to Registration Statement), or as otherwise specifically indicated, all page references herein correspond to the pages of Amendment No. 2.

Securities and Exchange Commission

February 29, 2024

Amendment No. 1 to Registration Statement on Form S-1 filed February 20, 2024

Cover Page

1.	We note your response to prior comment 2 and reissue in part. Please include disclosure on the cover page addressing the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand, similar to the disclosure you included on page 49.

In response to the Staff’s comment, the Company has revised its disclosures on the Cover Page to disclose the Company’s current liquidity and the Company’s ability to fund its operations, consistent with our disclosure on page 49 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 49

2.	We note your response to prior comment 8 and reissue in part. We acknowledge the new disclosure added to this section; however, please also disclose that it appears that you will miss your 2023 revenue projection of $72 million, so potential investors can better understand the circumstances surrounding your financial position.

In response to the Staff’s comment, the Company has added the requested disclosures in the Registration Statement.

***

Securities and Exchange Commission

February 29, 2024

Please direct any questions regarding the Company’s responses or Amendment No. 2 to the Registration Statement to me at (858) 720-6320 or christopher.tinen@procopio.com.

Sincerely,

PROCOPIO, CORY, HARGREAVES & SAVITCH LLP

/s/Christopher Tinen, Esq.
Christopher Tinen, Esq.

cc:	Peter Bordes, Collective Audience, Inc.